July 30, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief

         Staci Shannon, Staff Accountant

Par Pharmaceutical Companies, Inc. (the “Company”)

(Commission File No. 001-10827)

Form 10-K for the fiscal year ended December 31, 2008

filed on March 2, 2009

and

Form 10-Q for the fiscal quarter ended March 28, 2009

filed on May 5, 2009

Dear Mr. Rosenberg and Ms. Shannon:

Reference is hereby made to the comment letter of Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”), dated July 20, 2009 (the “Comment Letter”).

We have reviewed the Staff’s comments and hereby respectfully request that the Staff review and consider the Company’s explanation and response to the Comment Letter contained herein.  The Staff’s comments contained in the Comment Letter are reproduced below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

Management Report on Internal Control Over Financial Reporting, page 58

1.

Please revise your Annual Report on Internal Control over Financial Reporting to include the language of paragraph a(4) of Item 308 of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, the Company will add the following text to Item 9A of its 2009 Form 10-K to be filed on or about March 1, 2010:

Par’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Par’s internal control over financial reporting.  The report appears on page F-2 of the consolidated financial statements filed with this Annual Report on Form 10-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17 – Commitments, Contingencies and Other Matters, page F-38

2.

You disclose that additional reserves of approximately $45 million were accrued in the fourth quarter of 2008 as a result of the Pentech judgment. Please tell us whether you had previously accrued loss contingencies relating to this litigation, and if so, how your disclosures in previously filed periodic reports met the requirements of SFAS 5 and FIN 14.

Company’s Response:

The Company had previously accrued loss contingencies of approximately $24 million related to this litigation.  This amount represented the Company’s reasonable estimate of the amount of gross profit share that the Company believed would be its probable liability in connection with the Pentech litigation in accordance with paragraph 8 of SFAS 5.  This liability appeared on our balance sheet in the “Payables due to distribution agreement partners” line item.

The Company disclosed the Pentech litigation in its periodic filings beginning in the second quarter of 2004, when the litigation was filed, in both the notes to the financial statements and Management’s Discussion and Analysis ..  No additional disclosure was required under paragraph 9 of SFAS 5 because the accrual was included on our balance sheet under “Payables due to distribution agreement partners” and the Company did not feel that the amount needed to be separately disclosed for our financial statements not to be misleading.  Further, no additional disclosure was required under paragraph 10 of SFAS 5 because, as indicated by the Company in correspondence with the Staff dated June 8, 2005, the Company could not be reasonably assured that an additional loss would be incurred as a result of the litigation and could not reasonably estimate the upper range of what the potential loss would be.  The Company performed quarterly assessments thereafter, and such assessments did not change our inability to be reasonably assured that an additional loss would be incurred or to reasonably estimate the upper range of what that potential loss would be until the Company received the court’s judgment in February of 2009.

The following examples of the Company’s disclosures were taken from the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007:

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION

Liquidity and Capital Resources

As of December 31, 2007, the Company had payables due to distribution agreement partners of $36,479 related primarily to amounts due under profit sharing agreements, particularly including an amount owed to Pentech with respect to paroxetine.  The Company paid substantially all of these amounts, with the exception of the payable due to Pentech, which is being disputed in current litigation with Pentech, out of its working capital during the first two months of 2008.  In 2004, Pentech filed a legal action against the Company alleging that the Company breached its contract with Pentech.  The Company and Pentech are in dispute over the amount of gross profit share.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 - Distribution and Supply Agreements:

Pentech Pharmaceuticals, Inc.

In November 2002, the Company amended its agreement (the “Pentech Supply and Marketing Agreement”) with Pentech Pharmaceuticals, Inc. (“Pentech”), dated November 2001, to market paroxetine capsules.  Pursuant to the Pentech Supply and Marketing Agreement, the Company paid all legal expenses up to $2.0 million, which were expensed as incurred, to obtain final regulatory approval.  Legal expenses in excess of $2.0 million were fully creditable against profit payments to Pentech.  Pursuant to the Pentech Supply and Marketing Agreement, the Company had agreed to pay Pentech a percentage of the gross profits, as defined in such agreement, on all its sales of paroxetine.  The Company and Pentech are currently in litigation regarding a dispute over the gross profit share amount.  See Note 17 - “Commitments, Contingencies and Other Matters.”

Note 17 - Commitments, Contingencies and Other Matters:

Legal Proceedings

Contractual Matters

On May 3, 2004, Pentech Pharmaceuticals, Inc. (“Pentech”) filed an action against the Company in the United States District Court for the Northern District of Illinois.  This action alleges that the Company breached its contract with Pentech relating to the supply and marketing of paroxetine (Paxil®) and that the Company breached fiduciary duties allegedly owed to Pentech.  The Company and Pentech are in dispute over the amount of gross profit share due to them. Discovery in this case has concluded.  The Court denied cross motions for summary judgment relating to the construction of the contract, and denied Pentech’s motion for summary judgment against the Company’s fraudulent inducement counterclaim.  The Company also filed a motion for summary judgment against Pentech’s breach of fiduciary duty claim, and that motion was granted. A trial date has not yet been set.  The Company intends to defend vigorously this action.

Form 10-Q for the Fiscal Quarter Ended March 28, 2009

Management’s Discussion and Analysis, page 30

3.

Please expand your disclosure regarding the increase in sales of Metoprolol to separately quantify the increases attributable to unit volumes and price increases.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Company’s Response:

The Company believes its disclosures related to the increase in sales of metoprolol comply with Item 303 (a)(3).  Item 303(a)(3)(iii) requires a narrative discussion of the extent to which material increases in revenues are attributable to increases in prices or to increases in volume.  In drafting its "Management’s Discussion and Analysis - Results of Operations" disclosures, the Company refers to the guidance provided in the Division of Corporate Finance’s Financial Reporting Manual section 9220.  Section 9220.1 states the focus of an analysis of factors should be on causes of changes in the results of operations.  The Company believes the cause of the increase in sales of metoprolol is attributable solely to the lack of generic competition during the first quarter of 2009.  The increase in unit volume and the price increase are the consequence of the lack of competition for this product, not the cause of the increase in sales.  Further, section 9220.2 e states “to the extent there is a material increase in net sales, discuss the price vs. volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods…).”  The Company believes its disclosure accurately portrays that the increase in revenues related to metoprolol was caused by the lack of competition that resulted in both price and volume increases.  For competitive reasons, the Company does not disclose specific pricing information or unit volumes for individual products.

To allow readers to understand management’s perspective of metoprolol, the Company provided the following disclosures:

1)

In “Management’s Discussion and Analysis – Overview – Generic Business”, the Company highlighted that metoprolol did not have any competition in the first quarter of 2009 and is sold pursuant to a supply agreement with AstraZeneca.

2)

In the “total revenues of Par’s top selling products” table in Note 16 to the condensed consolidated financial statements, as well as in “Management’s Discussion and Analysis – Results of Operations – Revenues” and related commentary, the Company provided readers the information necessary to assess sales performance by product and by segment, enabling the reader to discern material trends and drivers of the Company’s business and how the Company’s business is concentrated in a few products, including metoprolol.

3)

In the disclosure following the “total revenues of our top selling products” table in “Management’s Discussion and Analysis – Results of Operations – Revenues,” the Company disclosed the concentration of revenues in distributed products, including metoprolol, enabling readers to understand the Company’s substantial dependence on suppliers for revenues.

4)

In the tabular disclosure and related commentary in “Management’s Discussion and Analysis – Results of Operations – Revenues - Gross Revenues to Total Revenues Deductions”, the Company highlighted that the lack of competition for metoprolol benefited the chargeback rate, which allowed the Company to recognize a higher percentage of gross revenues in total revenues on the condensed consolidated statement of operations.

5)

The above disclosures, coupled with the disclosures in the Company’s Annual Report of Form 10-K for the year ended December 31, 2008, regarding the impact of competition and related pricing strategy of competitors, allows readers to assess the potential detrimental impact of competition on metoprolol related revenues.

The above disclosures give readers the information that management believes is most important to an assessment of metoprolol sales and an understanding of the relationship of such sales to the Company’s performance. The Company believes that additional disclosures about volume and price would not contribute significantly to this understanding.

Although we believe that our metoprolol related disclosures were adequate and complied with Item 303(a)(3), the Company will expand its disclosures related to metoprolol in future filings as follows;

a)

In “Management’s Discussion and Analysis – Overview – Generic Business,” we will state (with these or similar words) that we began selling metoprolol in the fourth quarter of 2006 as AstraZeneca’s authorized generic distributor, and specify that the two generic competitors of metoprolol stopped selling metoprolol late in the fourth quarter of 2008 due to violations of FDA’s current Good Manufacturing Practices.  We will also add that the Company cannot predict when generic competition will reenter the metoprolol market nor how many generic competitors will ultimately enter this market.  In addition, we will note that supply issues could also adversely impact our future sales of metoprolol.   ( Supplemental information for the Staff: the two generic competitors that exited the metoprolol market were KV Pharmaceutical and Sandoz, the generic unit of Novartis .)

b)

In “Management’s Discussion and Analysis – Results of Operations – Revenues”, we will state (with these words or similar words) that “The increase in generic segment revenues in the period of 2009 was primarily due to the lack of competition for sales of metoprolol.  The consequence of the lack of competition was a proportional increase in both volume of units sold coupled with a price increase commensurate with being the sole distributor of the generic product.”

c)

In “Management’s Discussion and Analysis – Financial Condition – Liquidity and Capital Resources – Sources of Liquidity,” we will state (with these words or similar words) that “Our primary source of liquidity is cash received from customers.  In the period of 2009, we collected approximately $xxx million with respect to net product sales as compared to approximately $yyy million in the period of 2008.  For year-to-date 2009, we collected approximately $zzz million with respect to net product sales as compared to approximately $www million in the comparable year-to-date period in 2008.  The increase can be attributed to our improved sales performance in the period and year-to-date period of 2009 as compared to the prior year comparable periods, which, as discussed above, was driven primarily by metoprolol sales, the revenue from which increased dramatically in 2009 due to a lack of competitive products in the market.  Our ability to continue to generate cash from operations is predicated not only on our ability to maintain a sustainable amount of sales of our current product portfolio, but also our ability to monetize our product pipeline and future products that we may acquire.”

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact me at (201) 802-4606 or via facsimile at (201) 802-4180.

Sincerely,

/s/ Lawrence A. Kenyon

Lawrence A. Kenyon

Executive Vice President and Chief Financial Officer

Copies to:

Thomas Haughey, Esq.

Whitney J. Smith, Esq.

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